EXHIBIT 23.1

                       INDEPENDENT AUDITORS' CONSENT






The Board of Directors
SJW Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 to be filed on or about May 5, 2003 of SJW Corp. and subsidiaries of our report dated January 30, 2003, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which report appears in the December 31, 2002, annual report on Form 10-K of SJW Corp.


                                    KPMG LLP

Mountain View, California
May 2, 2003